(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 000-23280 CUSIP Number 64124W106

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Neurobiological Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

2000 Powell Street, Suite 800

Address of Principal Executive Office (Street and Number)

Emeryville, California, 94608

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Neurobiological Technologies, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 (the “Form 10-K”). The Form 10-K cannot be timely filed because of increased constraints on the Company’s accounting and financial reporting resources due to: (i) the assessment of internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Internal Control Assessment”), and (ii) increased activities relating to potential financing and strategic transactions. The Company is in the process of completing the Form 10-K and the related Internal Control Assessment and expects to file the Form 10-K on or before September 28, 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan R. Wolter Vice President and Chief Financial Officer (Name)	(510) (Area Code)	595-6000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Neurobiological Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Neurobiological Technologies, Inc.

Date: September 13, 2005	By:	/s/ Jonathan R. Wolter
Jonathan R. Wolter
Vice President and Chief Financial Officer

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